Exhibit 23.1

Independent Auditor’s Consent

The Board of Directors and Stockholders

Nutri/System, Inc.

We consent to the incorporation by reference in the registration statement (No. 333-44908) on Form S-8 of Nutri/System, Inc. of our report dated February 10, 2003, with respect to the consolidated balance sheet of Nutri/System, Inc as of December 31, 2002, and the related consolidated statements of operation, stockholders’ equity and cash flows for the year ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 10-K of Nutri/System, Inc.

Our report dated February 10, 2003 on the consolidated financial statements of Nutri/System, Inc. contains an explanatory paragraph that the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” as of January 1, 2002.

/s/    KPMG LLP

Philadelphia, Pennsylvania

March 17, 2003